Exhibit 99.1

Notice of Annual General Meeting
to be held on 22 July 2013

ICON plc
(the “Company” or “ICON”)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, you should consult with your independent financial adviser who, if you are taking advice in the Republic of Ireland, is authorized or exempted under the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act, 1995.

If you have sold or transferred your entire holding of ordinary shares in ICON, please pass this document, together with the attached proxy form, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee as soon as possible.

The Company cancelled its secondary listing on the Irish Stock Exchange and is no longer listed on that market. For this reason, the Company is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a listing on the Irish Stock Exchange.

14 June, 2013

To: All ICON Shareholders

NOTICE OF ANNUAL GENERAL MEETING

Dear Shareholder

It is my pleasure to write to you for the first time since my appointment as non-executive Chairman on 1 January 2013.  I have had the privilege of serving as a non-executive director of ICON since 1994 and I was delighted to accept the Chair.

This letter encloses the notice of the Annual General Meeting of ICON (the AGM) to be held at 8.30am (Dublin time) on 22 July 2013.  Before dealing with the business of the AGM, I would like to congratulate ICON Management and all employees on a successful 2012.

During 2012, existing strategic partnerships were expanded and strengthened, new strategic partnerships were won, 2 acquisitions were completed and successfully integrated - Beijing Wits (which significantly strengthened our Chinese operations and Asia Pacific presence) and Pricespective (a global leader in value strategy consulting) and the ICON brand and service delivery were further strengthened.  Our progress in 2012 is clearly reflected in the Company’s financial performance and creation of shareholder value as evidenced by the following key highlights:

•	EPS growth of 92% (EPS was $1 in 2012 compared with 52 cents in 2011).

•	Operating income increased sequentially each quarter during 2012 - Q1-$11.7m; Q2-$16.6m; Q3-$20.9m; Q4-$24.4m.

•
Shareholder value of $644,660,778 was created in 2012 – the Company entered 2012 with a share price of $17.11 and a market cap of $1,028,920,166 and exited 2012 with a share price of $27.76 and market cap of $1,673,580,944.

•	The Company broke the $1 billion revenue mark for the first time in its history (2012 revenue was $1.12bn compared with $946m in 2011).

While the Company regularly communicates with shareholders, I thought it was timely to mention these key highlights.  Management has also ensured the success in 2012 has carried on in 2013 and I feel the Company is well positioned to expand and develop in the dynamic and growing CRO industry.  Further information on 2012 is available in our Annual Report and Form 20-F which are on our website at http://investor.iconplc.com/annuals.cfm.

Business of the AGM
There are 8 resolutions in total which deal with:
-	re-election of directors (3 resolutions);
-	approval of 2012 accounts;
-	appointment of auditors; and
-	issuing and buy back of shares (3 resolutions).

There is a summary of the resolutions on pages 7 to 9, the full text of the resolutions is on pages 10 and 11, instructions as to how to vote are on pages 12 and 13 and the proxy appointment materials are enclosed on a separate form of proxy.

I would also like to make some high level points in relation to the resolutions:

ICON plc – Notice of Annual General Meeting 2013

1.
Executive Remuneration - as the Company is, to a large extent, a people business, the Board recognized the importance of financially rewarding key members of the executive management team for delivering such a successful 2012.  These key executives are Mr. Ciaran Murray (CEO), Dr. Steve Cutler (Group President of Clinical Research Services) and Mr. Brendan Brennan (CFO).  The Compensation & Organization Committee carefully reviewed their 2012 compensation before approving it and were satisfied that it is competitive with market, merited and reasonable in the context of the Company’s strong performance and shareholder value created in 2012.  As the Company is a foreign private issuer, we are not obliged to provide a “say on pay” shareholder resolution on executive remuneration. We are not including such a resolution this year.  Details of the 2012 compensation for the 3 key executives and a Long Term Incentive Plan to incentivize and reward these executives for the Company’s further success and growth are set out in the Schedule to this letter.

2.
Annual Board Re-election – in accordance with our Articles of Association (bye-laws), one third of the Board will stand for re-election at the AGM.  This is our long established approach to Board re-election.  While we are aware of the movement towards the entire Board standing for re-election each year, we feel that one third of the Board standing for re-election each year is in the best interests of the Company and the shareholders.

3.
Authority to issue shares – this year we have changed the approach to two of our standard AGM resolutions relating to the Company’s ability to issue shares.  The changes reflect that the Company is now solely NASDAQ listed and the resolutions are in line with the NASDAQ rules.

ICON Board
Our former non-executive Chairman, Dr. Bruce Given, plans to retire from the Board at the AGM.  Dr. Given has served as a non-executive director since 2004, including a 3 year term as non-executive Chairman from 2010 to 2012.  I would like to thank him on behalf of ICON and, in particular, my fellow Board members for his invaluable contribution to the Board. While we are sorry that he has decided to retire from the Board, we wish him all the best and we greatly appreciate his many years of valuable service.

The ICON Board was delighted that Prof. William Hall joined the Board in February 2013.  His extensive knowledge and expertise have already resulted in him making a significant contribution to the Board.  The Board has the right skills, knowledge and expertise but we continue to search, with the help of Russell Reynolds (our external Board recruitment consultant), for suitable candidates to join the Board.  It should also be noted that a majority of the Board and all members of the Audit, Nominations and Governance and Compensation and Organization Committees of the Board are independent for the purposes of the NASDAQ rules.

Form of Proxy and Voting
The Form of Proxy for the AGM is enclosed separately.  Please refer to pages 12 and 13 for details as to how to vote your shares and return your form of proxy.

Recommendation
Your Board believes that the resolutions to be proposed at the AGM are in the best interests of the Company and its shareholders.  Accordingly, your directors unanimously recommend that you vote in favour of all resolutions as they intend to do in respect of all shares held or beneficially owned by them amounting in total to 1,612,072 Ordinary Shares on 11th June 2013, representing approximately 2.65% of the issued ordinary share capital of the Company.

ICON plc – Notice of Annual General Meeting 2013

Yours sincerely,

Thomas Lynch
Chairman

ICON plc – Notice of Annual General Meeting 2013

Schedule - Executive Compensation

2012 Compensation
The compensation for the 3 key executives in respect of 2012 (as set out in 20F but converted from euro to US dollar where applicable) was:

	Salary ($000s)	Bonus ($000s)	Pension Contribution ($000s)	Other Compensation ($000s)	Share Based Compensation ($000s)	Total ($000s)
Mr. Ciaran Murray	780	5,447 (part has been paid and part to be paid)	1,111	36	1,942	9,316
Dr. Steve Cutler	550	3,160 (part has been paid and part to be paid)	44	30	438	4,222
Mr. Brendan Brennan	337	1,824 (part has been paid and part to be paid)	42	25	174	2,402

In respect of the bonus amounts listed above, the following amounts have yet to be paid and will, at the discretion of the Compensation & Organization Committee, be paid in cash or shares:

Mr. Ciaran Murray – $1,938,427 will be paid in March 2014 and $1,938,427 will be paid in March 20151.

Dr. Steve Cutler – $810,000 will be paid in March 2014 and $810,000 will be paid in March 2015.

Mr. Brendan Brennan – $517,985 will be paid in March 2014 and $517,985 will be paid in March 20152.

Long Term Incentive Plan
The plan is a 3 year plan which was put in place in April 2013 and is structured with the aim of aligning the incentivisation and reward of ICON’s 3 key executives (Mr. Ciaran Murray, Dr. Steve Cutler and Mr. Brendan Brennan) to ICON’s EPS and also addressing the current low level of shareholding of these executives.  ICON’s EPS was considered currently the most appropriate metric to measure the growth and success of the Company and creation of shareholder value.

The Compensation and Organization Committee was independently advised by Towers Watson in relation to the plan.  Towers Watson reviewed a proposed plan prepared by PricewaterhouseCoopers (the Company’s advisers) and the amendments to the proposed plan recommended by Towers Watson were implemented in the plan when it was approved by the Compensation and Organization Committee. Shareholder approval of the plan was not required as the Company is a foreign private issuer and the Company has determined to use home country practice.  The plan consists of the following (which were all issued in May 2013):

1 Based on current euro to US dollar exchange rate
2 Based on current euro to US dollar exchange rate

ICON plc – Notice of Annual General Meeting 2013

Performance Stock Units (PSUs) –restricted stock units which vest subject to the following 2 conditions: (i) the Company’s cumulative EPS for 2013 to 2015 (the EPS Period) and (ii) the executive still being employed by May 2016.  Assuming the employment condition is met, if the actual EPS for the EPS Period:
-	is less than the target EPS set out in the plan, none or some of the target amount of PSUs shall vest depending on the shortfall from actual to target EPS; or
-	equals the target EPS, the target number of PSUs shall vest; or
-	exceeds the EPS target, the target number of PSUs shall vest and additional PSUs shall be issued depending on the level of overachievement (but capped at the same amount as the target PSUs).

Share Options – options which vest over a 5 year period after they issue at a rate of 20% per year if the executive remains employed.

Restricted Stock Units (RSUs) – restricted stock units which vest if the executive is still employed on the vesting date.  The RSUs vest in equal instalments over a 3 year period from grant.  The Compensation & Organisation Committee felt RSUs should be granted to address the current low level of key executive share ownership in the Company.

Based on all awards being valued at the share price on 1 May 2013 (when the awards were granted), Stock Options being valued using the Black Scholes method and, most importantly, the actual EPS for the EPS Period equalling the target EPS as set out in the plan and the executives all remaining employed until May 2018 (by when the last 20% tranche of the Share Options will vest), the total value of awards granted under the plan to the 3 executives will be:

Mr. Ciaran Murray – $5,958,812 (consisting of $2,016,619 for his PSUs, $917,313 for his Share Options and $3,024,880 for his RSUs);
Dr. Steve Cutler – $3,331,522 (consisting of $1,127,479 for his PSUs, $512,872 for his Share Options and $1,691,171 for his RSUs); and
Mr. Brendan Brennan - $1,209,973 (consisting of $409,481 for his PSUs, $186,271 for his Share Options and $614,221 for his RSUs).

The plan also provides that the executives must after vesting retain meaningful amounts of the relevant vested PSUs, share options and RSUs.  The retention percentages (net of any taxes paid on vesting) are: Mr. Ciaran Murray – 50%; Dr Steve Cutler – 40% and Mr. Brendan Brennan – 33%.  The Compensation & Organization Committee have oversight of and discretion over the plan.

ICON plc – Notice of Annual General Meeting 2013

SUMMARY OF AGM RESOLUTIONS

There are 8 separate resolutions in total - 5 ordinary resolutions (which require approval of a simple majority of the votes cast in person or by proxy) and 3 special resolutions (which require approval of 75% of the votes cast in person or by proxy).

Ordinary Business
Resolution 1 – to re-elect, by separate resolutions, the following independent non-executive directors:

Resolution 1.1 – re-election of Mr. Thomas Lynch as a director.  Mr. Lynch is the Chairman of the Board, has been a non-executive director of ICON since August 1994 and was Senior Independent Director from 2010 until 2012.  Mr. Lynch has considerable experience in the pharmaceutical industry. He served as Chairman (2000 to 2009) and CEO (2007 to 2009) of Amarin Corporation and in a variety of senior roles in Elan Corporation (1993 to 2004). He was also a director of IDA Ireland (2001 to 2010) and the Royal Opera House (Covent Garden) (2001 to 2010).  He currently serves as a director of GW Pharmaceuticals plc and Chairman of both the Dublin Academic Medical Centre and the Queens University of Belfast Foundation.

Resolution 1.2 – re-election of Mr. Declan McKeon as a director.  Mr. McKeon was appointed as ICON’s Senior Independent Director in February 2013, is Chairman of ICON’s Audit Committee and has been a non-executive director since April 2010. Mr. McKeon was a partner in PricewaterhouseCoopers until 2007.  His roles included leadership of the audit and business advisory team for PricewaterhouseCoopers Ireland, membership on the PwC Europe audit and business advisory services executive and market sector lead for consumer and industrial products.  Mr. McKeon is a non-executive director and Chairman of the Audit Committee of Ryanair plc.

Resolution 1.3 – re-election of Prof. William Hall as a director.  Prof. Hall was appointed as a non-executive director by the Board in February 2013.  He is a renowned expert in infectious diseases and virology, is Chair of Medical Microbiology and Director of the Centre for Research in Infectious Diseases at University College Dublin’s (UCD) School of Medicine and Medical Science. He is also a director of UCD’s National Virus Reference Laboratory and is a consultant microbiologist at St. Vincent’s University Hospital Dublin.  Professor Hall is a board member of The Atlantic Philanthropies and is a co-founder of the Global Virus Network.

The Board has reviewed the performance of each of the directors, including a formal review of Board performance during 2012, and confirms that each of the directors standing for re-election are key to the provision of leadership and direction by the Board to the Company.  Each director makes important contributions to the working of the Board, demonstrates the necessary commitment to the role and provides key financial and/or industry skills, knowledge and experience.  The Board determined that none of these Directors have any conflict of interests which would impact on the performance their roles.  Further information on the experience, qualifications and industry knowledge of the three directors is available from the Annual Report and/or Form 20-F at http://investor.iconplc.com/annuals.cfm.

Resolution 2 – to receive and consider ICON’s 2012 accounts which have been audited by KPMG, ICON’s independent auditors.

Resolution 3 – authorizes the directors to fix the remuneration of the auditors.

ICON plc – Notice of Annual General Meeting 2013

Special Business
The special business of the meeting (resolutions 4 to 6) covers resolutions to authorize the Company to issue and buy back shares.  These resolutions have been put to our shareholders on an annual basis for many years and are now considered standard business by most Irish public companies.  From the broad business perspective, these resolutions give the directors commercially important flexibility to be able to issue and buy back shares.  Looking back over recent years, the Company has only issued shares to satisfy the requirements of our employee share option and restricted stock plans (which, under Irish law, does not require shareholder approval and is not taken into account in calculating the caps below).  The ability to issue share options and restricted stock allows us to attract, retain and reward our staff in a highly competitive market place.

Resolutions 4 to 6 also balance the NASDAQ rules and Irish company law which apply to the Company as it is an Irish incorporated company listed solely on NASDAQ.

Resolution 4 – authorizes the directors to issue shares, subject to resolution 5, until 21 July 2018 up to an aggregate of 20% of the share capital of the Company without further shareholder approval.  This resolution is required under Irish law as the Company is an Irish incorporated company and Irish law allows this resolution to give authority for a 5 year period (as this resolution does).  The 20% cap on this resolution aligns the resolution with the NASDAQ rules which provide that up to 20% of share capital can be issued without shareholder approval.

The directors have put a resolution to authorize the issue of shares to the shareholders every year since the Company was listed and each such resolution has been passed.  The difference between this and previous resolutions is that this year the authority under the resolution lasts for 5 years instead of 1 year.  This increase in duration of the authority gives shareholders increased anti-dilution protection as the effect of the increase is the Company can only issue 20% over the full 5 year period (an average of 4% per year over the 5 years instead of 20% per year as per the previous versions of this resolution).

Resolution 5 - authorizes the directors to issue shares, subject to resolution 4, until 21 July 2018 up to an aggregate of 20% of the share capital of the Company for cash without having to offer the shares to existing shareholders on a pro rata basis. This is a requirement of Irish law and there is no such requirement under the NASDAQ rules.  A resolution authorizing the directors to issue shares without offer round has been passed at every AGM since the Company was listed and this year’s 20% cap reflects that the Company is now solely NASDAQ listed and the cap is in line with the NASDAQ rules (which do not have the offer round concept but do, as set out above, provide that up to 20% of shares can be issued without shareholder approval).  Like resolution 4, the difference between this and previous resolutions is that this year the authority under this resolution lasts for 5 years instead of 1 year. Similar to resolution 4, this increase gives shareholders increased anti-dilution protection as the effect of the increase is the Company can only issue, without offer round to existing shareholders, 20% over the full 5 year period (an average of 4% per year over the 5 years instead of 5% per year as per last year’s version of this resolution).

The caps on resolutions 4 and 5 are different but complementary. The 20% cap on resolution 4 means shareholder approval is needed for any share issue or issues prior to 21 July 2018 which alone or together exceed 20% (including if shares are issued for cash or in exchange as part of an acquisition by ICON). The 20% cap on resolution 5 means the Company can, up to 21 July 2018, issue up to that 20% of ordinary share capital approved under resolution 4 for cash without offer round.

Resolution 6 - authorizes the Company to purchase in the market (buy-back) up to 10% of the outstanding shares in the Company.  It is important both for the Company and shareholders that the Company has this flexibility to implement a buy back (without having to seek further shareholder approval) if the market conditions favour a buy back.  It should also be noted that the NASDAQ rules do not require shareholder approval to do a share buy-back and this resolution is required as the Company is an Irish incorporated company and Irish law requires shareholders to pass

ICON plc – Notice of Annual General Meeting 2013

such a resolution to give directors the authority to put a buy back in place.  The authority under this resolution expires on the earlier of the 2014 Annual General Meeting and 21 January 2015.

ICON plc – Notice of Annual General Meeting 2013

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the Company will be held at ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland on 22 July 2013 at 8.30 a.m.

ORDINARY BUSINESS

To consider and, if thought fit, pass the following ordinary resolutions:

1.
To re-elect, by separate resolutions, the following individuals who retire as Directors in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-election:

1.1	Mr. Thomas Lynch;
1.2	Mr. Declan McKeon; and
1.3	Professor William Hall.

2.	To receive and consider the accounts for the year ended 31st December 2012 and the reports of the Directors and auditors thereon.

3.	To authorize the Directors to fix the remuneration of the auditors.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions:

As an ordinary resolution:

4.
“That the Directors be and are hereby generally and unconditionally authorized to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 20 of the Companies (Amendment) Act, 1983) up to a maximum amount equal to an aggregate nominal value of €729,869.86 representing 20% of the issued ordinary share capital of the Company on 11th June 2013; provided that this authority shall expire on 21 July 2018, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to such offer or agreement as if the authority conferred hereby had not expired.”

As a special resolution:

5.
“That, subject to the passing of Resolution 4, the Directors be and are hereby empowered pursuant to Section 24 of the Companies (Amendment) Act, 1983 to allot equity securities (as defined in Section 23 of that Act) for cash as if the provisions of sub-section (1) of the said Section 23 did not apply to any such allotment up to a maximum amount equal to an aggregate nominal value of €729,869.86 representing 20% of the issued ordinary share capital of the Company on 11th June 2013; provided that this exclusion of the applicability of Section 23(1) of the Companies (Amendment) Act, 1983 shall expire on 21 July 2018, save that if before such expiry the Company has offered or agreed to allot equity securities, those equity securities may be allotted pursuant to such offer or agreement as if the exclusion contained herein had not expired.”

ICON plc – Notice of Annual General Meeting 2013

As a special resolution:

6.
“That the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be and they are hereby generally authorised to make overseas market purchases (as defined by Section 212 of the Companies Act, 1990, as amended) of shares of any class of the Company on such terms and conditions and in such manner as the Directors or, as the case may be, the Directors of such subsidiary, may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and the following restrictions and provisions:

(i)
The maximum aggregate number of shares authorised to be acquired pursuant to this resolution shall not exceed 10% of the aggregate number of shares issued by the Company at the close of business on date of passing of this resolution;

(ii)	The minimum price (exclusive of expenses) which may be paid for any such share shall be an amount equal to the nominal value thereof;

(iii)
The maximum price (exclusive of expenses) to be paid for any ordinary share shall be an amount equal to 115% of the NASDAQ Official Close Price (the “NOCP”) (as reported by NASDAQ) of the Company’s ordinary shares on the trading day preceding the day on which the relevant shares are purchased by the Company.

The authority hereby conferred shall expire on the earlier of the date of the next Annual General Meeting of the Company or 21 January 2015 or (if earlier) unless previously varied, revoked or renewed in accordance with the provisions of section 215 of the Companies Act 1990. The Company or any subsidiary may before such expiry make a contract for the purchase of shares which would or might be wholly or partly executed after such expiry and may make a purchase of shares pursuant to any such contract as if the authority herby conferred had not expired.”

By the Order of the Board.
Diarmaid Cunningham
Secretary	14 June, 2013

Registered Office:
South County Business Park,
Leopardstown,
Dublin 18

ICON plc – Notice of Annual General Meeting 2013

NOTES:

1.             Information and Documentation
Information regarding the Annual Meeting is available on the Company’s website www.iconplc.com and from www.proxyvote.com.  If you require a paper copy of the Form 20-F or Annual Report please contact Investor Relations at 1-888-381-7923 or IR@iconplc.com.

2.	Who is eligible to vote and how?
If your shares are actually registered in your name, you are a shareholder of record. Shareholders of record who are entered in the register of Members of the Company as at 4.59pm Dublin time on 18 July 2013 or if the Meeting is adjourned, at 4.59pm Dublin time on the day that falls 48 hours before the time appointed for the adjourned meeting shall be entitled to attend, speak, ask questions and vote at the Meeting, or if relevant, any adjournment thereof. Changes in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.  For those shareholders whose shares are not held in their name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, who in turn hold through The Depository Trust Company (“DTC”), then their entitlement to vote is determined as at 29 May 2013.

Depending on whether your shares are registered in your name or whether your shares are held in a "street name" the arrangements are as follows:

Shareholder of Record: Shares Registered in Your Name

As a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy. In the case of joint holders the vote of the senior member who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other shareholder of record and, for this purpose, seniority shall be determined by the order in which the names stand in the Register of Members in respect of the joint holding. The appointment of a proxy will not preclude a shareholder of record from attending, speaking, asking questions and voting at the meeting should the shareholder subsequently wish to do so. A proxy need not be a Member of the Company. If you wish to appoint more than one proxy or a person not listed on the form of proxy, please contact Investor Relations at 1-888-381-7923 or IR@iconplc.com.

A Form of Proxy is enclosed with this notice of Meeting for shareholders of record. To be effective, the Form of Proxy duly completed and executed, together with any authority under which it is executed, or a copy thereof certified, must be deposited at the registered office of the Company or, at the member’s option, Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, so as to be received no later than 4.59pm Dublin time on 18 July 2013 or if the Annual Meeting is adjourned, at 4.59pm Dublin time on the day that falls 48 hours before the time appointed for the adjourned Meeting or (in the case of a poll taken otherwise than at or on the same day as the Annual Meeting or adjourned Meeting) at least 48 hours before the taking of the poll at which it is to be used. Any alteration to the Form of Proxy must be initialed by the person who signs it.

Alternatively, provided it is received no later than 4.59pm Dublin time on 18 July 2013 or if the Annual Meeting is adjourned, at 4.59pm Dublin time on the day that falls 48 hours before the time appointed for the adjourned Annual Meeting or (in the case of a poll taken otherwise than at or on the same day as the Annual Meeting or adjourned Annual Meeting) at least 48 hours before the taking of the poll at which it is to be used, the appointment of a proxy may be submitted electronically, subject to the applicable terms and conditions, via the Internet by accessing Broadridge’s website www.proxyvote.com and, when you follow the instructions on the website, the information you need to appoint your proxy electronically is included on the top of your Form of Proxy.

In the case of a corporation the Form of Proxy must be either executed under seal or signed on its behalf by a duly authorized officer or attorney.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, as at 29 May 2013 your shares were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, who in turn hold through The Depository Trust Company (“DTC”), then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization, together with instructions as to voting.  You will need to carefully follow the instructions from your broker, bank or other agent or contact your broker, bank or other agent if you have any queries.

ICON plc – Notice of Annual General Meeting 2013

As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account as per the instructions enclosed by your broker. You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Annual Meeting unless you contact your broker and obtain a valid proxy card from your broker or other agent.

Therefore as a beneficial owner of shares registered in the name of your broker, bank or other agent, who in turn hold through DTC, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the voting instruction card as per the instructions from your broker, bank or other agent to ensure that your vote is counted.

3.	How many votes do you have?
The total number of issued ordinary shares on 11th June 2013 was 60,822,488. On a vote on a show of hands, every shareholder present in person and every proxy has one vote (but no individual shall have more than one vote). On a poll every shareholder present in person and every proxy shall have one vote for every share carrying rights of which he is the holder or proxy. Ordinary Resolutions are required to be passed by a simple majority of shareholders voting in person or by proxy. Special Resolutions are required to be passed by a majority of 75 per cent of shareholders voting in person or by proxy.

4.            Broker Voting
If your shares are held by a broker on your behalf (that is, in “street name”), and you do not instruct the broker as to how to vote these shares on Resolutions No. 1.1, 1.2, 1.3, 4, 5, and 6, the broker may not exercise discretion to vote for or against those proposals. This would be a “broker non-vote” and these shares will not be counted as having been voted on the applicable proposal. With respect to Resolution No. 3, the broker may exercise its discretion to vote for or against that proposal in the absence of your instruction. Please instruct your bank or broker so your vote can be counted.

5.            Can I change my vote after submitting my proxy?
Shareholder of Record: Shares Registered in Your Name
Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

•	You may submit another properly completed proxy with a later date;

•
You may send a written notice that you are revoking your proxy to Erina Fox, ICON Company Secretarial Associate at the registered office of the Company (being ICON plc, South County Business Park, Leopardstown, Dublin 18, Ireland). Your notice must be received no later than 4.59pm Dublin time on 18 July 2013 or if the Annual Meeting is adjourned, by 4.59pm Dublin time on the day that falls 48 hours before the time appointed for the adjourned meeting shall be entitled to attend, speak, ask questions and vote at the Annual Meeting, or if relevant, any adjournment thereof; or

•	You may attend the Annual Meeting and vote in person.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent
If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

6.            What does it mean if I receive more than one set of materials?
If you receive more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive.

ICON plc – Notice of Annual General Meeting 2013